UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 14, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, April 14, 2008
Disclosure according to art. 4 para. 4 of the Regulation (EC) no. 2273/2003
Share buy back— Final Report
Siemens Aktiengesellschaft completes first tranche of the share buy back
In the time period from April 7, 2008 until and including April 8, 2008 a number of 1,353,013 shares have been bought back within the framework of the share buy back program of Siemens Aktiengesellschaft. With these transactions the buy back of the first tranche of own shares has been completed on April 8, 2008. The buy back of the first tranche had been announced according to art. 4 para. 2 of the Regulation (EC) no. 2273/2003 on January 24, 2008 and began on January 28, 2008; own shares of the Company having a value of about EUR 2 billion (excluding incidental transaction charges) were intended to be repurchased in the time period until the end of April 2008.
The total number of own shares that has been repurchased as the first tranche between January 28, 2008 and April 8, 2008 amounts to 24,854,541. This corresponds to 2.72% of the share capital. The purchase price was in average EUR 80.47 per share; the total consideration that has been paid for the shares of the first tranche amounts to EUR 2,000,001,334.89 (excluding incidental transaction charges).
The purchase of the shares of Siemens Aktiengesellschaft was carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares were repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).
Information regarding the transactions according to art. 4 para. 3 and 4 of the Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).
Timing and details regarding the buy back of own shares under further tranches of the share buy back program, which will be necessary to achieve the capital structure target that was announced in the ad hoc announcement dated November 7, 2007, will be disclosed separately according to art. 4 para. 2 of the Regulation (EC) no. 2273/2003.
Munich, April 14, 2008
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 14, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Head of Equity Capital Markets